ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town
Jiashan County, Zhejiang Province 314117
People’s Republic of China.

August 8, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ReneSola Ltd
Registration Statement on Form F-3, as amended
File No. 333-189650

Ladies and Gentlemen:

ReneSola Ltd (the “Registrant”) hereby requests to withdraw the acceleration request that the Registrant delivered to you on August 7, 2013.

The Registrant intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact the Registrant’s legal counsel, Kirkland & Ellis, Attention: Benjamin Su, by facsimile at +852 3761-3301. Mr. Su’s direct line is +852 3761-3306.

[Signature page follows]

Sincerely yours,

ReneSola Ltd

By: /s/ Xianshou Li
Name: Xianshou Li
Title: Chief Executive Officer

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